FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of August 2007.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Issues 7th and 8th Series Unsecured Straight Bonds

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: August 3, 2007	By:	/s/ TOSHIO HIROTA
Toshio Hirota
Executive Managing Director

Nomura Issues 7th and 8th Series Unsecured Straight Bonds

Tokyo, August 3, 2007—Nomura Holdings, Inc. today announced that it determined the terms of its Seventh and Eighth series of unsecured straight bonds in the total principal amount of 60 billion yen to be issued targeting institutional investors via public offering in Japan. Terms of the issues are as outlined below.

Seventh Series of Nomura Holdings, Inc. Unsecured Straight Bonds

1.	Amount of Issue	26 billion yen

2.	Denomination of each Bond	100 million yen

3.	Issue Price	99.99 yen per face value of 100 yen

4.	Interest Rate	1.63% per annum

5.	Offering Period	August 3, 2007

6.	Payment Date	August 14, 2007

7.	Interest Payment Dates	February 14 and August 14 of each year

8.	Maturity Date	August 14, 2012

9.	Redemption Price	100% of the principal amount

10.	Security or Guarantee	The Bonds are not secured by any pledge, mortgage or other charge on any assets or revenues of the Company or of others, nor are they guaranteed. There are no assets reserved as security for the Bonds.

11.	Place for Application	Head office and domestic branch offices of Nomura Securities Co., Ltd.

12.	Book-entry Transfer Institution	Japan Securities Depository Center, Inc.

13.	Fiscal Agent	Resona Bank, Ltd.

14.	Rating	The Bonds have been given a rating of “AA—” from Rating and Investment Information, Inc. and “AA” from Japan Credit Rating Agency, Ltd.

Eighth Series of Nomura Holdings, Inc. Unsecured Straight Bonds

1.	Amount of Issue	34 billion yen

2.	Denomination of each Bond	100 million yen

3.	Issue Price	99.94 yen per face value of 100 yen

4.	Interest Rate	2.12% per annum

5.	Offering Period	August 3, 2007

6.	Payment Date	August 14, 2007

7.	Interest Payment Dates	February 14 and August 14 of each year

8.	Maturity Date	August 14, 2017

9.	Redemption Price	100% of the principal amount

10.	Security or Guarantee	The Bonds are not secured by any pledge, mortgage or other charge on any assets or revenues of the Company or of others, nor are they guaranteed. There are no assets reserved as security for the Bonds.

11.	Place for Application	Head office and domestic branch offices of Nomura Securities Co., Ltd.

12.	Book-entry Transfer Institution	Japan Securities Depository Center, Inc.

13.	Fiscal Agent	Resona Bank, Ltd.

14.	Rating	The Bonds have been given a rating of “AA—” from Rating and Investment Information, Inc. and “AA” from Japan Credit Rating Agency, Ltd.

Ends

For further information please contact:

Name	Company	Telephone
Kimiharu Suzuki	Nomura Holdings, Inc.	81-3-3278-0591
Michiyori Fujiwara	Corporate Communications Dept.

Notes to editors:

Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, over 150 branches in Japan, and an international network in 30 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.